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                                                        EXHIBIT 4.2


                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus and prior to giving effect to the 184-to-1 split of the Common Shares of the Company and the other changes to the capital stock of the Company contemplated in the following paragraph, the authorized capital stock of the Company consists of the following: (i) 7,500 Class A Preferred Shares, $100 par value, of which 198 shares are issued and outstanding (such shares being held of record by four shareholders); (ii) 7,500 Class A Common Shares, without par value, of which 4,713 shares are issued and outstanding (such shares being held of record by 32 shareholders); and (iii) 7,500 Class B Common Shares, without par value, of which 6,421 shares are issued and outstanding (such shares being held of record by one shareholder).

     Pursuant to the Company's Amended Articles of Incorporation which will be filed with the Ohio Secretary of State immediately prior to the issuance and delivery of the Common Shares offered hereby, the following changes to the Company's capital stock will be made: (a) all issued Class A Common Shares and Class B Common Shares of the Company will be converted to shares of a single class of Common Shares and the classes of Class A Common Shares and Class B Common Shares will be eliminated; (b) the number of authorized Common Shares will be increased to 10,000,000 and each outstanding Common Share will be split 184-to-1; (c) the 198 issued and outstanding Class A Preferred Shares will be converted into 36,432 Common Shares; and (d) the class of Class A Preferred Shares will be eliminated and replaced with two new classes of preferred shares consisting of 500,000 authorized voting preferred shares and 500,000 authorized nonvoting preferred shares.


     The following statements include a summary of the material provisions of the Company's Amended Articles of Incorporation and its Amended Code of Regulations in the form to be adopted by the Company's shareholders and directors on or immediately prior to the issuance and delivery of the Common Shares offered hereby, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part (the "Registration Statement"). This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits.


AUTHORIZED CAPITAL STOCK

     Upon the consummation of the Offering, the authorized capital stock of the Company will consist of 10,000,000 Common Shares, without par value, and 1,000,000 Preferred Shares, without par value, consisting of 500,000 Class A Voting Preferred Shares (the "Class A Preferred Shares") and 500,000 Class B Nonvoting Preferred Shares (the "Class B Preferred Shares").

COMMON SHARES


     When the Common Shares sold in the Offering are fully paid for, they will be validly issued, fully paid and nonassessable. Holders of Common Shares are entitled to one vote per share on all matters that properly come before the shareholders, including the election of directors. The Common Shares do not have cumulative voting rights and, therefore, a simple majority of the Common Shares present and voting at a meeting of shareholders will be able to elect all of the directors to be elected at such meeting. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The Company presently intends to retain its earnings to finance the future growth and development of its business and, therefore, does not expect to pay cash dividends in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the affairs of the Company, holders of Common Shares are entitled to receive ratably the net assets of the Company available for distribution after the Company's creditors are paid. Holders of Common Shares have no preemptive, redemption or conversion rights.


TRANSFER AGENT

     The transfer agent for the Common Shares is National City Bank, Cleveland, Ohio.

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PREFERRED SHARES

     No Preferred Shares are outstanding. The Class A Preferred Shares and the Class B Preferred Shares are identical except that Class A Preferred Shares have voting rights and Class B Preferred Shares do not have voting rights. No other terms of any Preferred Shares have been established. The Board of Directors has the authority, without shareholder approval, to issue Preferred Shares and to determine their terms (except voting rights) including the dividend or distribution rate, the dates of payment of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, conversion rights and other rights to the extent permitted by law from time to time. Class A Preferred Shares may be issued with voting or conversion rights which may adversely affect the voting power of holders of Common Shares. The issuance of a series or class of Preferred Shares could be used to hinder or delay a takeover bid for the Company which might have the effect of inhibiting such bids and decreasing the chance of the shareholders realizing a premium over market price for their Common Shares as a result of such a takeover bid. The Company does not have any current plan, arrangement or understanding to issue any Preferred Shares.

CERTAIN CHARTER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Code of Regulations may have the effect of deterring companies or other persons from making takeover bids for control of the Company or may be used to hinder or delay a takeover bid thereby decreasing the chance of the shareholders of realizing a premium over market price for their Common Shares as a result of such bids. The relevant provisions of the Company's Articles of Incorporation are (a) a provision that requires the approval of holders of 75% of the Company's voting shares for certain business combinations involving shareholders who beneficially own more than 20% of the Company's outstanding shares and (b) a provision authorizing the Company to purchase its capital shares by action of the Board of Directors. The relevant provisions of the Code of Regulations are
(i) a provision that divides the Board of Directors into two classes with staggered two year terms if the size of the Board of Directors is six or more but less than nine persons, and that will divide the Board into three classes with staggered terms of three years each if the size of the Board is increased to nine or more, which may be done by the Board of Directors, (ii) a provision that prevents shareholders from nominating directors from the floor at the annual meeting, (iii) a provision that requires a vote of holders of 75% of the voting shares to remove a director (but only for cause), (iv) a provision that requires certain amendments to the Code of Regulations to be approved by holders of 75% of the voting shares if such amendments are not approved by at least three-fourths of the directors, (v) a provision that restricts the right of shareholders to call a special meeting of shareholders unless holders of 50% of the voting shares join in the request for a call, and (vi) a provision that requires a vote of holders of 75% of the voting shares to change the number of directors although such number may be changed within the range of 3 to 15 by the Board of Directors without shareholder approval.

CERTAIN LAWS

     The Company is subject to the Ohio Control Share Acquisition Law, which requires that, subject to certain exemptions, any acquisition of shares having one-fifth to one-third, one-third to one-half or a majority or more of the Company's voting power be made only with the prior authorization of the holders of a majority of the voting shares present at the meeting held to obtain such authorization and a majority of the holders of shares who are disinterested. The Company is also subject to Chapter 1704 of the Ohio Revised Code. Under Chapter 1704, the Company may not engage in a Chapter 1704 transaction (a term that broadly includes mergers, asset and stock sales and other financing transactions) with an interested shareholder (a person or entity that controls 10% or more of the Company's voting power) for three years after the interested shareholder became such unless the directors of the Company approved the transaction or the purchase of shares by the interested shareholder in advance. The Company will exempt the Selling Shareholders from Chapter 1704. Chapter 1704 transactions between an interested shareholder who has held such shares for three years and the Company that were not approved by the directors in advance are subject to additional shareholder approval requirements or fairness criteria. The provisions of Chapter 1704 may deter or prevent takeover bids that have not been approved in advance by the directors and may decrease the chances of shareholders realizing a premium over market price for their Common Shares as the result of such a takeover bid.

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